UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2022

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Coca-Cola ANDINA

Coca-Cola ANDINA

4Q21

"Keep our distance today, so that we can later hug, share and enjoy."

EARNINGS

Coca-Cola

RELEASE

Conference Call Information
Wednesday February 23, 2022
11:00 am Chile – 9:00 am EST
Dial-IN Participants
U.S.A. 1 (800) 791-4813
International (outside U.S.A.) 1 (785) 424-1102
Access Code: ANDINA
Webcast
https://services.choruscall.com/links/koandina220223QjRpeVoU.html
Replay
U.S.A. 1-800-654-1563
International (outside U.S.A.) 1-862-902-0129
Access Code: 80864612
Replay available until March 10, 2022
Audio
Available at www.koandina.com
Thursday February 24, 2022

February 22, 2022

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager – Corporate Office
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with Consolidated Sales Volume of 240.1 million unit cases*, increasing by 5.4% against the same quarter of the previous year. Accumulated consolidated Sales Volume reached 828.3 million unit cases, which represents a 12.8% increase against the previous year. Excluding beer volume in Chile, volume increased by 8.6% in the period.

Company figures reported are the following:

●	Consolidated Net Sales reached CLP 651,498 million in the quarter, a 24.2% increase against the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 2,216,733 million, which represents a 30.5% increase against the previous year.

●	Consolidated Operating Income* reached CLP 100,235 million in the quarter, which represents a 0.7% decrease against the same quarter of the previous year. Accumulated consolidated Operating Income was CLP 292,438 million, a 22.0% increase against the previous year.

●	Consolidated Adjusted EBITDA* decreased by 3.7% against the same quarter of the previous year, reaching CLP 127,751 million in the quarter. Adjusted EBITDA Margin reached 19.6%, a contraction of 568 basis points against the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 397,213 million, which represents a 13.3% increase against the previous year. Adjusted EBITDA Margin for the period reached 17.9%, a contraction of 272 basis points against the previous year.

●	Net Income attributable to the owners of the controller for the quarter reached CLP 71,658 million, which represents a 46.4% increase regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 154,698 million, which represents a 26.8% increase regarding the previous year.

SUMMARY OF RESULTS FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2021
(Figures in million CLP)	4Q20	4Q21	Var %	FY20	FY21	Var %
Sales Volume (Million Unit Cases)	227.8	240.1	5.4%	734.6	828.3	12.8%
Net Sales	524,363	651,498	24.2%	1,698,281	2,216,733	30.5%
Operating Income*	100,904	100,235	-0.7%	239,612	292,438	22.0%
Adjusted EBITDA*	132,610	127,751	-3.7%	350,532	397,213	13.3%
Net income attributable to the owners of the controller	48,948	71,658	46.4%	122,000	154,698	26.8%

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"2021 was a very good year for the company not only in the financial dimension, which ended with a record EBITDA of CLP 397.2 billion, but also in commercial, strategic and sustainability aspects. All this in a still very changing environment, due to the effect that COVID-19 has continued to have on people's mobility, and the restrictions that the on-premise channel has had, where the company's priority has always been the safety of its collaborators.

Consolidated sales volume grew by 12.8%. Chile's volume growth of 29.9% (17.2% excluding beer) and Argentina's volume growth of 10.8% were noteworthy.

We also expanded our product portfolio, which allows us to offer more options to our consumers. In Chile, we signed a distribution agreement with Viña Santa Rita, thus completing our beverage portfolio, where we now participate in all the main categories, non-alcoholic and alcoholic. In Brazil, we purchased a premium beer brand, Therezópolis, and signed a commercialization agreement with the Spanish brewery Estrella Galicia, which will allow us to replace the part of the volume of Heineken brands that we lost in October 2021.

2021 was also a year of strong growth for our online consumer sales channel in Chile, micocacola.cl, which recorded a 65.0% increase in sales compared to the previous year. We are currently about to launch an online sales channel in Rio de Janeiro as well.

Digital development and transformation is a Strategic Objective for Coca-Cola Andina, in which we showed significant progress during 2021. In the customer dimension, we implemented KOBoss in our operations, a simple and direct solution for small customers through Whatsapp; this year we will additionally scale miAndina, a B2B omnichannel solution that delivers the same shopping experience to customers (Price, Portfolio, etc.) 24/7. In the consumer dimension, we managed to grow profitably with miCoca-Cola.cl (about 1.5% of sales in Santiago) based on a great consumer experience, with an NPS >90% and we recently launched Coca-Cola na sua casa in Brazil. Finally, regarding our internal processes, we are in the final phase of our Front Office project, where we are already capturing benefits of efficiencies and productivities through systems that allow better management of Supply Chain & Distribution, as well as Data Analytics for market processes highlighting pricing, promotions and suggested orders.

Finally, I would like to highlight some developments in sustainability issues: in Paraguay we are about to start using recycled resin in our bottles, which will be produced by a Joint Venture ("Circular Pet") that we have with local partners. Along the same lines, in Chile we have formed a partnership with Embonor, "Re-Ciclar", which will have the same objective and will be operational in 2024. In addition, in Chile we have reduced the water used from 2.11 in 2020 to 1.95 in 2021, and in Brazil we have continued to grow in the use of recycled resin, reaching 21.4% in 2021."

* The definitions used can be found in the Glossary on page 18 of this document.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

BASIS OF PRESENTATION

Figures in the following analysis are set according to IFRS, in nominal Chilean pesos, for consolidated results as well as for the results of each of our operations. All variations regarding 2020 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Figures in local currency for both 2021 and 2020 to which we refer in the sections on Argentina, are all expressed in currency of December 2021.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", we mean our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", we mean our subsidiaries Embotelladora Andina S.A., VJ S.A., Vital Aguas S.A. and Envases Central S.A.

CONSOLIDATED RESULTS: 4th Quarter 2021 vs. 4th Quarter 2020

	4Q20	4Q21	Var %
(Figures in million CLP)
Net Sales	524,363	651,498	24.2%
Operating Income	100,904	100,235	-0.7%
Adjusted EBITDA	132,610	127,751	-3.7%
Net income attributable to the owners of the controller	48,948	71,658	46.4%

Consolidated Sales Volume during the quarter was 240.1 million unit cases, representing a 5.4% increase over the same period in 2020, explained by the volume increase of operations in Chile, Argentina and Paraguay, partially offset by the volume decrease of the operation in Brazil. Transactions reached 1,296.9 million in the quarter, representing an 11.3% increase against the same quarter of the previous year.

Consolidated Net Sales reached CLP 651,498 million, an increase of 24.2%, explained by the revenue growth in Argentina, Chile and Paraguay, partially offset by decreased net sales in Brazil.

Consolidated Costs of Sales increased by 25.8%, mainly explained by (i) greater volume sold, (ii) a higher cost of PET resin in the four operations, and (iii) a higher cost of sugar in Argentina, Brazil and Chile.

Consolidated Distribution Costs and Administrative Expenses increased by 42.7%, which is mainly explained by (i) higher marketing expenses, (ii) greater labor expenses, (iii) increased distribution expenses due to greater volumes and higher tariffs, and (iv) lower other operating income, classified under this item.

The above mentioned effects led to a consolidated Operating Income of CLP 100,235 million, a 0.7% decrease. Operating Margin was 15.4%.

Consolidated Adjusted EBITDA reached CLP 127,751 million, decreasing by 3.7%. Adjusted EBITDA Margin was 19.6%, a contraction of 568 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 71,658 million, a 46.4% increase and Net Margin reached 11.0%, an expansion of 166 basis points.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

 ARGENTINA: 4th Quarter 2021 vs. 4th Quarter 2020

	4Q20	4Q21	Var %	4Q20	4Q21	Var %
	(Figures in million CLP)			(Figures in million ARS of December 2021)
Net Sales	100,970	166,200	64.6%	17,951	20,211	12.6%
Operating Income	10,646	13,959	31.1%	1,893	1,698	-10.3%
Adjusted EBITDA	17,140	22,831	33.2%	3,047	2,776	-8.9%

Sales Volume for the quarter increased by 8.5%, reaching 56.5 million unit cases, explained by a volume increase in all categories. Transactions reached 259.5 million, representing an increase of 20.1%, due to the recovery of immediate consumption packaging. Our market share in the soft drinks segment reached 59.0 points, a contraction of 261 basis points compared to the same period of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 166,200 million, increasing by 64.6%. In local currency they increased by 12.6%, which was mainly explained by the previously mentioned volume increase, and to a lower extent by the increase of average income per unit case sold, which resulted from price increases carried out and due to the recovery of immediate consumption packaging sales.

Cost of Sales increased by 72.8%, while in local currency it increased by 18.2%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs; (iii) an increase in the mix of immediate consumption packaging, and (iv) a higher cost of sugar, PET, aluminum and electric energy.

Distribution Costs and Administrative Expenses increased by 62.4% in the reporting currency, while in local currency they increased by 11.1%, which is mainly explained by (i) higher labor expenses, (ii) higher distribution expenses and (iii) lower other operating income classified under this item.

The above mentioned effects led to an Operating Income of CLP 13,959 million, a 31.1% increase regarding the same period of the previous year. Operating Margin was 8.4%. In local currency Operating Income decreased by 10.3%.

Adjusted EBITDA amounted to CLP 22,831 million, a 33.2% increase. Adjusted EBITDA Margin was 13.7%, a contraction of 324 basis points. On the other hand, in local currency Adjusted EBITDA decreased by 8.9%.

 BRAZIL: 4th Quarter 2021 vs. 4th Quarter 2020

	4Q20	4Q21	Var %	4Q20	4Q21	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	160,725	130,601	-18.7%	1,139	881	-22.6%
Operating Income	33,580	23,849	-29.0%	238	161	-32.4%
Adjusted EBITDA	39,609	30,141	-23.9%	280	203	-27.6%

Sales Volume for the quarter reached 71.0 million unit cases, a decrease of 9.6%, explained by a decreased volume in the categories for Soft drinks and Beers, partially offset by an increase in the categories for Water and Juices and other non-alcoholic beverages. Transactions reached 389.4 million, representing a 15.6% decrease. Soft drinks market share in our franchises in Brazil reached 62.5 points, an expansion of 24 basis points compared to the same period of the previous year.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Net Sales amounted to CLP 130,601 million, a decrease of 18.7%. In local currency, Net Sales decreased by 22.6%, which was mainly explained by a lower average income per unit case sold, mainly explained by a lower price and mix of Beers, and by the already mentioned volume decrease.

Cost of Sales decreased by 23.7%, while in local currency it decreased by 27.3%, which is mainly explained by (i) the decrease in total volume, and (ii) a decrease in beer volumes, which has a high unit cost. These effects were partially offset by a higher cost of raw materials, such as sugar and resin.

Distribution Costs and Administrative Expenses increased by 14.1% in the reporting currency. In local currency, they increased by 8.5%, which is mainly explained by (i) greater marketing expenses, which have returned to pre-pandemic levels, and (ii) by lower other operating income, that are classified under this item. The increase of these costs was partially offset by lower labor expenses and lower depreciation expenses.

The above mentioned effects led to an Operating Income of CLP 23,849 million, a 29.0% decrease. Operating Margin was 18.3%. In local currency, Operating Income decreased by 32.4%.

Adjusted EBITDA reached CLP 30,141 million, a 23.9% decrease compared to the previous year. Adjusted EBITDA Margin was 23.1%, a contraction of 157 basis points. Adjusted EBITDA in local currency decreased by 27.6%.

 CHILE: 4th Quarter 2021 vs. 4th Quarter 2020

	4Q20	4Q21	Var %
	(Figures in million CLP)
Net Sales	217,378	299,429	37.7%
Operating Income	44,141	48,035	8.8%
Adjusted EBITDA	60,782	57,651	-5.2%

Sales Volume for the quarter reached 91.3 million unit cases, which implied a 19.2% increase, explained by increased volume of all categories. Excluding beer volume resulting from the agreement with AB InBev, volume would have increased by 12.7% in the quarter, explained by growth in the sales volume of the categories for Soft drinks, Water and Juices and other non-alcoholic beverages. Transactions reached 525.7 million, which represents a 38.0% increase. Soft drinks market share reached 64.6 points; an expansion of 49 basis points compared to the same period of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 299,429 million, a 37.7% growth, which is mainly explained by the already mentioned increase in volumes, and by increased average income per unit case sold.

Cost of Sales increased by 45.1%, which is mainly explained by (i) increased sales in the category for Beer and spirits, explained by the commercialization of AB InBev beers, which have a high cost per unit case, (ii) higher sales volume of the other categories, and (iii) the increase in the cost of certain raw materials, particularly resin and sugar.

Distribution Costs and Administrative Expenses increased by 45.3%, which is mainly explained by (i) higher distribution and hauling expenses, as a result of higher volume sold and greater tariffs, (ii) greater labor expenses, and (iii) lower other operating income, that are classified under this item.

The above mentioned effects led to an Operating Income of CLP 48,035 million, 8.8% higher compared to the previous year. Operating Margin was 16.0%.

Adjusted EBITDA reached CLP 57,651 million, a decrease of 5.2%. Adjusted EBITDA Margin was 19.3%, a contraction of 871 basis points.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

 PARAGUAY: 4th Quarter 2021 vs. 4th Quarter 2020

	4Q20	4Q21	Var %	4Q20	4Q21	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	45,982	56,474	22.8%	424,089	467,140	10.2%
Operating Income	14,269	16,429	15.1%	131,869	135,293	2.6%
Adjusted EBITDA	16,810	19,165	14.0%	155,286	157,978	1.7%

Sales Volume in the quarter reached 21.3 million unit cases, an increase of 3.5%, explained by the volume increase in all categories. Transactions reached 122.2 million, which represents a 14.3% increase. Our soft drinks market share reached 75.7 points in the quarter; a contraction of 81 basis points compared to the same quarter of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 56,474 million, reflecting a 22.8% increase. In local currency, Net Sales increased by 10.2%, which was mainly explained by a higher average income per unit case sold and by the already mentioned volume increase.

Cost of Sales in the reporting currency increased by 23.7%. In local currency it increased by 11.5%, which is mainly explained by greater sales volume, as well as by a higher cost of resin.

Distribution Costs and Administrative Expenses increased by 35.2%, and in local currency they increased by 20.8%. This is mainly explained by (i) greater marketing expenses, which have returned to pre-pandemic levels, (ii) lower other operating income, that are classified under this item, and (iii) greater distribution expenses because of higher volume sold and by higher tariffs.

The above mentioned effects led to an Operating Income of CLP 16,429 million, 15.1% higher compared to the previous year. Operating Margin reached 29.1%. In local currency Operating Income increased by 2.6%.

Adjusted EBITDA reached CLP 19,165 million, an increase of 14.0% and Adjusted EBITDA Margin was 33.9%, a contraction of 262 basis points. Adjusted EBITDA in local currency increased by 1.7%.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

 ACCUMULATED RESULTS: Full Year ended December 31, 2021 vs. Full Year ended December 31, 2020

Consolidated Results

	FY20	FY21	Var %
(Figures in million CLP)
Net Sales	1,698,281	2,216,733	30.5%
Operating Income	239,612	292,438	22.0%
Adjusted EBITDA	350,532	397,213	13.3%
Net income attributable to the owners of the controller	122,000	154,698	26.8%

Consolidated Sales Volume was 828.3 million unit cases, which represented a 12.8% increase over the same period in 2020, explained by the volume increase in all countries where we operate. Excluding Chile's beer volume, from the AB InBev agreement, sales volume increased by 8.6% in the year. On the other hand, transactions reached 4,530.2 million, representing a 21.8% increase. Consolidated Net Sales reached CLP 2,216,733 million, a 30.5% increase.

Consolidated Costs of Sales increased by 34.5%, mainly explained by (i) the greater volume sold, (ii) the shift in the mix towards products carrying a higher unit cost, such as those in immediate consumption packaging, (iii) a greater cost of sugar and PET in Argentina, Brazil and Chile, (iv) the devaluation of the Argentine peso against the U.S. dollar, which impacts dollarized costs, and (v) the effect of translating figures to Chilean pesos from our operation in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased by 25.8%, which is mainly explained by (i) greater marketing expenses, (ii) higher labor costs in Argentina, Chile and Paraguay, (iii) increased distribution expenses because of higher volume sold, and (iv) the effect of translating figures to Chilean pesos from our operation in Argentina.

The above mentioned effects led to a consolidated Operating Income of CLP 292,438 million, an increase of 22.0%. Operating Margin was 13.2%.

Consolidated Adjusted EBITDA reached CLP 397,213 million, increasing by 13.3%. Adjusted EBITDA Margin was 17.9%, a contraction of 272 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 19.2%, a contraction of 167 basis points.

Net Income attributable to the owners of the controller was CLP 154,698 million, a 26.8% increase and net margin reached 7.0%.

Argentina

	FY20	FY21	Var %	FY20	FY21	Var %
	(Figures in million CLP)			(Figures in million ARS of December 2021)
Net Sales	318,828	536,955	68.4%	56,684	65,297	15.2%
Operating Income	26,032	50,327	93.3%	4,628	6,120	32.2%
Adjusted EBITDA	48,928	83,191	70.0%	8,699	10,117	16.3%

Sales Volume increased by 10.8%, reaching 184.7 million unit cases, explained by the volume increase in all categories. Transactions reached 825.3 million, representing an increase of 19.8%. Net Sales reached CLP 536,955 million, a 68.4% increase, while in local currency Net Sales increased by 15.2%, which was mainly explained by the previously mentioned volume increase, and to a lesser extent by the higher average income per unit case sold.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Cost of Sales increased by 72.1%. In local currency it increased by 17.7%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs; and (iii) a higher cost of sugar and PET resin.

Distribution Costs and Administrative Expenses increased by 57.8% in the reporting currency. In local currency these increased by 7.9%, which is mainly explained by (i) greater labor expenses, (ii) higher freight expenses because of increased sales volume, and (iii) lower other operating income classified under this item.

The above mentioned effects led to an Operating Income of CLP 50,327 million, a 93.3% increase. Operating Margin was 9.4%. In local currency, Operating Income increased by 32.2%.

Adjusted EBITDA reached CLP 83,191 million, a 70.0% increase. Adjusted EBITDA Margin was 15.5%, an expansion of 15 basis points. For its part, Adjusted EBITDA in local currency increased by 16.3%.

Brazil

	FY20	FY21	Var %	FY20	FY21	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	580,063	539,257	-7.0%	3,758	3,833	2.0%
Operating Income	88,995	69,342	-22.1%	586	491	-16.2%
Adjusted EBITDA	116,335	92,990	-20.1%	763	659	-13.6%

Sales volume increased by 0.5% reaching 266.4 million unit cases. The volume increase is explained by the volume growth in the categories for Waters and Juices and other non-alcoholic beverages, which was partially offset by the decrease in the categories for Soft drinks and Beers. For its part, transactions reached 1,584.3 million, which represents a 0.3% increase. Net Sales reached CLP 539,257 million, a 7.0% decrease, impacted by the negative effect of translating figures to Chilean pesos. In local currency, Net Sales increased by 2.0%, due to a higher average price as well as by the already mentioned volume increase.

Cost of Sales decreased by 3.2%, while in local currency it increased by 6.4%, which is mainly explained by (i) a higher cost of sugar, (ii) a higher resin usage and cost, and (iii) the negative effect of the devaluation of the Brazilian real on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 7.7% in the reporting currency, and in local currency, they increased by 2.3%, which is mainly explained by (i) greater advertising expenses and (ii) greater distribution expenses resulting from higher volumes and an increase in fuel prices. This increase was partially offset by lower depreciation charges and lower labor costs.

The above mentioned effects led to an Operating Income of CLP 69,342 million, a 22.1% decrease. Operating Margin was 12.9%. In local currency, Operating Income decreased by 16.2%.

Adjusted EBITDA reached CLP 92,990 million, a 20.1% decrease compared to the previous year. Adjusted EBITDA Margin was 17.2%, a contraction of 281 basis points. Adjusted EBITDA in local currency decreased by 13.6%.

Chile

	FY20	FY21	Var %
	(Figures in million CLP)
Net Sales	644,762	975,296	51.3%
Operating Income	91,166	135,232	48.3%
Adjusted EBITDA	141,437	173,422	22.6%

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Sales Volume reached 307.0 million unit cases, which implied a 29.9% increase, explained by increased volume of all categories, particularly in the category for Beer and spirits. Excluding Chile’s beer volume resulting from the agreement with AB InBev, sales volume would have increased by 17.2% in the year, explained by the double-digit growth in all non-alcoholic beverages. For its part, transactions reached 1,724.5 million, which represents a 56.2% increase. Net Sales reached CLP 975,296 million, a 51.3% increase, which is mainly explained by the already mentioned increase in Sales Volume, and to a lesser extent by the higher average price in the period. This higher average price in the period is explained by a greater mix of the category for Beer and spirits and by a higher average price of the categories for non-alcoholic beverages.

Cost of Sales increased by 60.6%, which is mainly explained by increased sales in the category for Beers and spirits, explained by the commercialization of AB InBev beers, which have a high cost per unit case, by higher sales volume of the other categories and by the increased cost of PET resin.

Distribution Costs and Administrative Expenses increased by 30.0%, which is mainly explained by (i) higher freight expenses due to greater volume sold, (ii) greater labor costs, and (iii) higher advertising expenses.

The above mentioned effects led to an Operating Income of CLP 135,232 million, 48.3% higher compared to the previous year. Operating Margin was 13.9%.

Adjusted EBITDA reached CLP 173,422 million, an increase of 22.6%. Adjusted EBITDA Margin was 17.8%, a contraction of 415 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 21.1%, a contraction of 156 basis points when compared to the same period of the previous year.

Paraguay

	FY20	FY21	Var %	FY20	FY21	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	157,153	169,216	7.7%	1,351,909	1,497,924	10.8%
Operating Income	38,845	43,929	13.1%	337,587	386,831	14.6%
Adjusted EBITDA	49,259	54,004	9.6%	426,706	476,646	11.7%

Sales Volume reached 70.3 million unit cases, which implied a 5.8% increase, mainly explained by the increase in the categories for Soft drinks and Waters. For its part, transactions reached 396.1 million, which represents a 14.6% increase. Net Sales reached CLP 169,216 million, increasing by 7.7%. In local currency, Net Sales increased by 10.8%, which is mainly explained by the already mentioned Sales Volume increase, as well as by a higher average price.

Cost of Sales increased by 5.0% and in local currency it increased by 8.3%, which is mainly explained by the greater volume sold.

Distribution Costs and Administrative Expenses increased by 8.4% in the reporting currency. In local currency they increased by 13.1%, which is mainly explained by (i) greater labor expenses, (ii) greater advertising expenses, (iii) greater depreciation expenses, and (iv) greater distribution expenses, because of higher volume sold.

The above mentioned effects led to an Operating Income of CLP 43,929 million, 13.1% higher compared to the previous year. Operating Margin reached 26.0%. In local currency Operating Income increased by 14.6%.

Adjusted EBITDA reached CLP 54,004 million, higher by 9.6% when compared to the previous year and Adjusted EBITDA Margin was 31.9%, an expansion of 57 basis points. Adjusted EBITDA in local currency increased by 11.7%.

NON-OPERATING RESULTS FOR THE QUARTER

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Net Financial Income and Expense account recorded an expense of CLP 7,418 million, which compares to an expense of CLP 12,554 million in the same quarter of the previous year, mainly as a result of contingency restatements in Brazil last year, which are not present this year.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from an CLP 894 million profit to a CLP 1,568 million profit, which is mainly explained by greater net earnings in the equity investee, Sorocaba.

Other Income and Expenses account recorded a CLP 4,424 million loss, compared with a CLP 4,897 million loss in the same quarter of the previous year.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 3,006 million loss to a CLP 10,899 million loss. This loss is explained by a higher inflation recorded this quarter (3.00%) compared to the same quarter of the previous year (1.26%), which has a negative impact on adjusting the debt that the Company holds in UF.

Income Tax went from -CLP 31,932 million to -CLP 7,129 million, which variation is mainly explained by the positive tax effect of the exchange rate difference in Chile, as well as by the reversal of a deferred tax liability in Brazil.

SUSTAINABILITY

To achieve our mission, we have developed a strategy that allows our stakeholders to be given a profitable and sustainable growth opportunity in the long term, based on the integration of our growth and business sustainability pillars, aligned with our vision and organizational values.

In our Integrated Report, which we have published on an annual basis for the last three years, we account for our progress in the ESG triple dimension (Environmental, Social and Corporate Governance) along with the Company’s financial management. To ensure our priorities are current, during the third quarter of 2021 we updated our materiality study. The materiality process is a central aspect in the definition of priorities and our approach to the integration of sustainability, it guides us when prioritizing resources, determining the focus on operations and defining the aspects that we must manage for the purpose of achieving the greatest impact that allows us to move forward and respond to all our stakeholders.

At Coca-Cola Andina we are committed to identifying, managing and disclosing our material issues, as well as the risks and opportunities we recognize. A topic is considered material when its management and/or impacts are relevant to the business and/or influence the decision of stakeholders. 26 sub-material topics grouped into 9 categories and 3 dimensions (ASG) stand out:

We want to share with you the most relevant material topics for our stakeholders and the evolution of the specific indicators for managing each of them. It should be clarified that in the countries in which we operate the definition of the metrics are the same to make them comparable, the differences in the results are due not only to differences in the markets but also to structural differences of the businesses and countries, among others.

This quarter we present the Energy Management and Climate Protection pillar:

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

The efficient use of energy is our responsibility, not only does it generate economic benefits for the Company, but also for the community in general, since it makes available a scarce and public good resource. At Coca-Cola Andina we are committed to grow in our activities in harmony with the environment, being proactive and innovative. As we expand the offer of new product categories and increase sales in returnable bottles, the processes require more energy consumption. The challenge is to increase the share of renewable energy and reduce energy consumption rates, while implementing the "A Total Beverage Company" strategy.

Strategic axes of our energy management:

Increasing energy efficiency

Our main indicator (KPI) is the energy ratio (EUR: Energy use ratio), which is the amount of energy needed (including all sources) to produce and package one liter of beverage. On a consolidated basis, Coca-Cola Andina managed to reduce energy consumption by 6.9% in the last 5 years, achieving the double challenge of reducing energy use and growing in returnable packaging and still beverages, both categories with intensive manufacturing processes in terms of energy consumption.

At the closing of 2021 EUR values are 0.34 Argentina, 0.28 Brazil, 0.23 Chile and 0.48 Paraguay, resulting in a Coca-Cola Andina 2021 total of 0.30 and improving our performance compared to the previous year.

Growth of renewable energy sources

We would also like to highlight the increase in the share of renewable energy sources. The two main bottling plants in Chile have certified clean energy contracts; in Brazil, in our Duque de Caxias and Ribeirão Preto plants we have certified clean energy contracts; in the operation in Paraguay, we consume electricity from renewable sources (hydroelectric plants) and energy from boilers that use biomass (organic material that we recover from the waste of another industry); in Argentina, the boilers have the possibility of consuming biogas generated in our effluent treatment plant.

At the closing of 2021, our share of renewable energy in EUR reached 40.6%, achieving a consolidated growth of 157% in the last 5 years.

Emissions reduction

During 2021 we continue to work to determine the environmental impact of our operations in an integrated manner. Measuring our emissions and calculating our carbon footprint allows us to focus our efforts and materialize comprehensive action plans.

During 2021 we made significant progress in reducing our total emissions, which mainly come from: sugar consumption, PET plastic emissions, electricity (cold equipment and production plants) and fuel consumption for beverage transportation.

CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities at the closing dates of these financial statements:

	12.31.2020	12.31.2021	Variation
Assets	million CLP	million CLP	million CLP
Current assets	797,298	990,986	193,688
Non-current assets	1,650,767	1,955,121	304,354
Total Assets	2,448,064	2,946,107	498,043

	12.31.2020	12.31.2021	Variation
Liabilities	million CLP	million CLP	million CLP
Current liabilities	378,056	529,567	151,511
Non-current liabilities	1,238,448	1,315,126	76,678
Total Liabilities	1,616,504	1,844,693	228,189

	12.31.2020	12.31.2021	Variation
Equity	million CLP	million CLP	million CLP
Non-controlling interests	20,379	25,270	4,890
Equity attributable to the owners of the controller	811,181	1,076,144	264,963
Total Equity	831,560	1,101,414	269,854

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

At the closing of December 2021, with regard to the closing of 2020, the Argentine peso depreciated against the Chilean peso by 2.7%, generating a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, at the closing of December 2021, with regard to the closing of 2020, the Brazilian real and the Paraguayan guarani appreciated against the Chilean peso by 9.6% and 16.0%, respectively, which generated an increase in assets, liabilities and equity accounts, due to the translation of figures.

Assets

Total assets increased by CLP 498,043 million, 20.3% compared to December 2020.

Current assets increased by CLP 193,688 million, 24.3% compared to December 2020, which is mainly explained by the increase in Trade debtors and other current accounts receivable (CLP 71,469 million), due to the increase in accounts receivable from commercial partners in our subsidiary in Chile (alcohol business), and the increase in inventories (CLP 63,378 million), mainly of raw materials and finished products of alcoholic products in Chile. In addition to the above increases, there was an increase in Other current financial assets (CLP 55,166 million).

Non-current assets increased by CLP 304,354 million, 18.4% compared to December 2020, mainly due to the increase in Other non-current financial assets (CLP 134,619 million) explained by the increase in the mark to market of cross currency swaps of different bonds held by the Company. Added to the above increase is the increase in Property, plant and equipment (CLP 110,803 million), which is explained by the investments made (CLP 141,952 million), mainly productive, together with investments in cold equipment and packaging, added to the positive effect of the translation of figures, partially offset by the Depreciation account.

Liabilities and Equity

Total liabilities increased by CLP 228,189 million, 14.1% compared to December 2020.

Current liabilities increased by CLP 151,511 million, 40.1% compared to December 2020, mainly due to the increase in Trade accounts payable and other current accounts payable (CLP 96,963 million), due to the increase in these accounts in local currency in our subsidiaries, due to a year with a higher level of activity than 2020, added to the positive effect of the translation of figures of the accounts in our subsidiary in Brazil. In addition to the above increase, there was an increase in Current tax liabilities (CLP 21,684 million) and an increase in Current accounts payable to related entities (CLP 16,561 million).

On the other hand, Non-current liabilities increased by CLP 76,678 million, 6.2% compared to December 2020, mainly due to the increase in Other non-current financial liabilities (CLP 51,219 million) explained by the increase in bond debt due to the UF and USD increase, partially offset by the decrease in liabilities from the mark to market of the cross currency swaps of the bond placed in the U.S. market in January 2020. Added to the above increase is the increase in Deferred tax liabilities (CLP 14,786 million) explained by (i) the increase in the income tax rate in Argentina (30% to 35%), (ii) lower tax losses in Chile, and (iii) an increase in deferred liabilities for distribution rights and fixed assets, due to currency translation.

Equity increased by CLP 269,854 million, 32.5% compared to December 2020, explained by the increase in Retained earnings from profits obtained in the period (CLP 154,698 million) and by the restatement of equity balances in our subsidiary in Argentina, in accordance with IAS 29 (CLP 68,577 million), which were partially offset by the payment of dividends (-CLP 109,329 million). In addition to the increase in Retained Earnings, there was an increase in Other reserves (CLP 151,017 million), which increased mainly due to the recognition of hedging derivatives and the positive effect of the translation of figures of our foreign subsidiaries.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	924
Cash and Cash Equivalent (1)	360
Other current financial assets (1)	230
Valuation of Hedge Derivatives	333

Financial Debt	1,273
Bonds on the international market	670
Bonds on the local market (Chile)	569
Bank Debt and Others	35

Net Financial Debt	348

(1)  Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

CURRENCY EXPOSURE (%)
	Total Financial Assets	Financial Debt (2)
CLP (Chile)	33%	29%
Unidad de Fomento (CLP indexed to inflation)	27%	41%
BRL (Brazil)	32%	30%
PGY (Paraguay)	5%	0%
ARS (Argentina)	3%	0%
USD (United States)	1%	1%
Total	100%	100%

(2) Includes the effects of Cross Currency Swaps.

RISK RATINGS
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	12.31.2020	12.31.2021	Variation
Cash flow	million CLP	million CLP	million CLP	%
Operating	278,769	305,055	26,286	9.4%
Investment	-223,879	-198,253	25,626	-11.4%
Financing	113,041	-115,320	-228,360	-202.0%
Net Cash Flow for the period	167,931	-8,517	-176,448	-105.1%

During the present period, the Company generated a negative net cash flow of CLP 8,517 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 305,055 million, higher than the CLP 278,769 million recorded in the same period of 2020, which is mainly due to higher collections from sales, partially offset by higher payment to suppliers and employees and income taxes.

Investment activities generated a negative cash flow of CLP 198,253 million, with a positive variation of CLP 25,626 million regarding the previous year, which is mainly explained by lower purchases of financial instruments that are not Cash equivalents, partially offset by increased Capex.

Financing activities generated a negative cash flow of CLP 115,320 million, with a negative variation of CLP 228,360 million regarding the previous year, mainly explained by the U.S. dollar bond issuance in the United States during 2020, which is not present in 2021.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 21	Dec 20	Dec 21 vs Dec 20

LIQUIDITY
Current liquidity	Current Asset	Times	1.9	2.1	-11.3%
	Current Liability

Acid ratio	Asset – Inventory	Times	1.5	1.8	-14.7%
	Current Liability

ACTIVITY
Investments		Million CLP	141,952	82,653	71.7%

Inventory turnover	Cost of Sales	Times	8.6	7.4	16.1%
	Average Inventory

INDEBETEDNESS
Indebtedness ratio	Net Financial Debt *	Times	0.3	0.5	-46.5%
	Total Equity *

Financial expenses coverage	Adjusted EBITDA (12M)	Times	8.2	8.8	-7.0%
	Financial Expenses* (12M) – Financial Income* (12M)

Net financial debt / Adjusted EBITDA	Net Financial Debt	Times	0.7	1.2	-37.5%
	Adjusted EBITDA (12M)

PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		16.4%	13.9%	2.5 pp
	Average Equity

On Total Assets	Net Income Fiscal Year (12M)%		5.7%	5.0%	0.7 pp
	Average Equity

Liquidity

Current Liquidity showed a negative variation of 11.3% compared to December 2020, explained by the 40.1% increase in current liabilities previously explained, which showed a higher increase than that of current assets (24.3%).

The Acid Ratio showed a decrease of 14.7% compared to December 2020, for the reasons explained above, added to the increase in inventories (49.5%) in the period, due to higher inventories of raw materials and finished products. Current assets excluding inventories showed an increase of 19.5% compared to December 2020.

Activity

At the closing of December 2021, investments reached CLP 141,952 million, which corresponds to an increase of 71.7% compared to the same period of 2020, mainly explained by higher productive investments added to investments in cold equipment.

Inventory turnover reached 8.6x, showing an increase of 16.1% compared to the same period of 2020, mainly explained by the increase in cost of sales of 34.5% compared to the same period of 2020 mentioned above, which was higher than the increase in average inventory (15.9%).

Indebtedness

Debt ratio reached 0.3x at the closing of December 2021, which is equivalent to a decrease of 46.5% compared to the closing of December 2020. This is due to the 32.5% increase in total equity, coupled with a decrease in net debt of 29.2%.

The Financial Expense Coverage indicator shows a decrease of 7.0% when compared to December 2020, reaching a value of 8.2x. This is explained by the increase in net financial expenses (12 moving months) of 21.8%, which was higher than the increase in Adjusted EBITDA of 13.3% for the period.

Net financial debt/Adjusted EBITDA was 0.7x, which represents a decrease of 37.5% versus December 2020. This is due to the decrease in Net Financial Debt by 29.2% and the increase in Adjusted EBITDA by 13.3% for the period.

* Definitions used are contained in the Glossary, on page 18 of this document.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Profitability

Profitability on equity reached 16.4%, 2.5 percentage points higher than the indicator measured in December 2020. This result is due to the fact that the increase in Net Income for the 12 moving months (26.8%) was greater than the increase in average Equity (7.2%).

Return on Total Assets was 5.7%, 0.7 percentage points higher than the indicator measured in December 2020, due to the fact that the increase in Net Income for the 12 moving months (26.8%) was greater than the increase in average Equity (11.5%).

MACROECONOMIC INFORMATION

INFLATION
	Accumulated FY21	LTM
Argentina*	50.78%	50.78%
Brazil	10.06%	10.06%
Chile	7.20%	7.20%
Paraguay	6.83%	6.83%

* Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

EXCHANGE RATES USED	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
	4Q20	4Q21	4Q20	4Q21
Argentina	80.1	100.5	8.4	8.2
Brazil	5.40	5.58	140.96	147.91
Chile	761	826	N.A	N.A
Paraguay	7,003	6,862	0.11	0.12
*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

EXCHANGE RATES USED	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
	FY20	FY21	FY20	FY21
Argentina	70.6	95.1	8.4	8.2
Brazil	5.16	5.40	153.61	140.80
Chile	792	760	N.A	N.A
Paraguay	6,773	6,778	0.12	0.11
*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

RECENT EVENTS

Interim Dividends 219 and 220

On October 29, 2021, the Company paid Interim Dividend 219: CLP 29.0 for each Series A share; and CLP 31.9 for each Series B share. The Shareholders' Register for payment of this dividend closed on October 23, 2021. Also, on December 22, 2021, the Company announced the payment of Interim Dividend 220: CLP 29.0 for each Series A share; and CLP 31.9 for each Series B share. This dividend was paid on January 28, 2022. Both dividends were paid out of results of the Fiscal Year 2021, as authorized at the General Shareholders' Meeting held on April 15, 2021.

Improvement in the risk rating of local debt by ICR Chile

On October 1, through a press release, ICR Chile reported that it upgraded the risk rating of the Company's local debt to AA+ from AA, with a stable outlook. They based their report on the financial strengthening of the Company, reflected in a continuous decrease in its indicators of net financial indebtedness and net financial debt over EBITDA. In addition, they emphasized the high level of liquidity that the Company has, as well as the resilience of its results amidst the pandemic.

Bondholders' Meetings

On November 11, 2021, bondholders' meetings were held for the series C, D, E and F bonds issued in the local market under the lines registered in the Securities Registry of the CMF under No. 641 (Series C), No. 760 (Series D and E) and No. 912 (Series F), and for the series B bonds corresponding to the fixed amount issue registered in the Securities Registry of the CMF under No. 254. As a result of the aforementioned bondholders' meetings, the issuance contracts of the aforementioned bond issues were amended. In this respect, amendments were made to the financial indebtedness covenant that existed in the aforementioned issuance contracts, to be replaced by a new indebtedness level obligation defined as follows:

Indebtedness Level: to maintain an Indebtedness Level, measured and calculated quarterly on the Issuer’s Consolidated Financial Statements, presented in the form and terms determined by Chile’ Financial Market Commission, no greater than three point five times (3.5x).

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its collaborators and ensure the operational continuity of the Company.

Among the measures that have been taken to protect its collaborators are:

●	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.
●	Every collaborator in an environment of potential contagion is returned home.
●	New cleaning protocols in our facilities.
●	Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.

●	Provide personal protection equipment to all our collaborators who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.
●	We developed a plan to promote and facilitate the voluntary vaccination of our employees and direct third party employees, carrying out a weekly monitoring of the evolution of the vaccination status at a regional level.
●	In our production plants and distribution centers, we established a preventive protocol for the application of PCR tests and COVID-19 antigens, in order to detect and isolate infected people and identify close contacts.

Since mid-March last year, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include the partial or total closing of schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and eliminated by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this quarter, at the consolidated level, we did not see relevant changes in the relative participation of our sales channels regarding the previous quarter. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES WE TRADE ON
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 55.3 million people, delivering 828.3 million unit cases or 4,703 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2021. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA

4Q21 EARNINGS RELEASE

www.koandina.com

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	October-December 2021					October-December 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	91.3	71.0	56.5	21.3	240.1	76.6	78.6	52.1	20.6	227.8	5.4%
Transactions (Million)	525.7	389.4	259.5	122.2	1,296.9	381.0	461.5	216.1	106.9	1,165.5	11.3%

Net sales	299,429	130,601	166,200	56,474	651,498	217,378	160,725	100,970	45,982	524,363	24.2%
Cost of sales	(194,884)	(77,413)	(92,638)	(30,588)	(394,318)	(134,352)	(101,444)	(53,624)	(24,720)	(313,449)	25.8%
Gross profit	104,546	53,187	73,562	25,886	257,180	83,026	59,281	47,346	21,262	210,915	21.9%
Gross margin	34.9%	40.7%	44.3%	45.8%	39.5%	38.2%	36.9%	46.9%	46.2%	40.2%
Distribution and administrative expenses	(56,511)	(29,338)	(59,603)	(9,457)	(154,908)	(38,885)	(25,701)	(36,700)	(6,994)	(108,280)	43.1%

Corporate expenses (2)					(2,038)					(1,731)	17.7%
Operating income (3)	48,035	23,849	13,959	16,429	100,235	44,141	33,580	10,646	14,269	100,904	-0.7%
Operating margin	16.0%	18.3%	8.4%	29.1%	15.4%	20.3%	20.9%	10.5%	31.0%	19.2%
Adjusted EBITDA (4)	57,651	30,141	22,831	19,165	127,751	60,782	39,609	17,140	16,810	132,610	-3.7%
Adjusted EBITDA margin	19.3%	23.1%	13.7%	33.9%	19.6%	28.0%	24.6%	17.0%	36.6%	25.3%

Financial (expenses) income (net)					(7,418)					(12,554)	-40.9%
Share of (loss) profit of investments accounted for using the equity method					1,568					894	75.4%
Other income (expenses) (5)					(4,424)					(4,897)	-9.7%
Results by readjustement unit and exchange rate difference					(10,899)					(3,006)	262.6%

Net income before income taxes					79,061					81,341	-2.8%

Income tax expense					(7,129)					(31,932)	-77.7%

Net income					71,932					49,409	45.6%

Net income attributable to non-controlling interests					(274)					(461)	-40.4%
Net income attributable to equity holders of the parent					71,658					48,948	46.4%
Net margin					11.0%					9.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					75.7					51.7
EARNINGS PER ADS					454.2					310.3	46.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-December 2021					January-December 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	307.0	266.4	184.7	70.3	828.3	236.3	265.1	166.7	66.4	734.6	12.8%
Transactions (Million)	1,724.5	1,584.3	825.3	396.1	4,530.2	1,104.2	1,579.5	688.7	345.7	3,718.1	21.8%

Net sales	975,296	539,257	536,955	169,216	2,216,733	644,762	580,063	318,828	157,153	1,698,281	30.5%
Cost of sales	(630,862)	(361,323)	(296,090)	(91,109)	(1,375,393)	(392,720)	(373,445)	(172,066)	(86,792)	(1,022,499)	34.5%
Gross profit	344,434	177,934	240,865	78,107	841,340	252,041	206,618	146,762	70,361	675,783	24.5%
Gross margin	35.3%	33.0%	44.9%	46.2%	38.0%	39.1%	35.6%	46.0%	44.8%	39.8%
Distribution and administrative expenses	(209,202)	(108,592)	(190,538)	(34,177)	(542,509)	(160,876)	(117,623)	(120,729)	(31,516)	(430,744)	25.9%

Corporate expenses (2)					(6,393)					(5,427)	17.8%
Operating income (3)	135,232	69,342	50,327	43,929	292,438	91,166	88,995	26,032	38,845	239,612	22.0%
Operating margin	13.9%	12.9%	9.4%	26.0%	13.2%	14.1%	15.3%	8.2%	24.7%	14.1%
Adjusted EBITDA (4)	173,422	92,990	83,191	54,004	397,213	141,437	116,335	48,928	49,259	350,532	13.3%
Adjusted EBITDA margin	17.8%	17.2%	15.5%	31.9%	17.9%	21.9%	20.1%	15.3%	31.3%	20.6%

Financial (expenses) income (net)					(45,201)					(39,827)	13.5%
Share of (loss) profit of investments accounted for using the equity method					3,093					2,229	38.8%
Other income (expenses) (5)					(13,874)					(9,074)	52.9%
Results by readjustement unit and exchange rate difference					(33,247)					(14,917)	122.9%

Net income before income taxes					203,209					178,023	14.1%

Income tax expense					(46,177)					(54,905)	-15.9%

Net income					157,032					123,117	27.5%

Net income attributable to non-controlling interests					(2,334)					(1,118)	108.8%
Net income attributable to equity holders of the parent					154,698					122,000	26.8%
Net margin					7.0%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					163.4					128.9
EARNINGS PER ADS					980.6					773.3	26.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2021.

(In local nominal currency of each period, except Argentina (3))

	October-December 2021				October-December 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	91.3	71.0	56.5	21.3	76.6	78.6	52.1	20.6
Transactions (Million)	525.7	389.4	259.5	122.2	381.0	461.5	216.1	106.9

Net sales	299,429	881.4	20,211.0	467,140	217,378	1,139.3	17,951.4	424,089
Cost of sales	(194,884)	(522.7)	(11,265.4)	(254,197)	(134,352)	(719.0)	(9,533.8)	(227,914)
Gross profit	104,546	358.7	8,945.6	212,944	83,026	420.3	8,417.6	196,175
Gross margin	34.9%	40.7%	44.3%	45.6%	38.2%	36.9%	46.9%	46.3%
Distribution and administrative expenses	(56,511)	(198.1)	(7,248.1)	(77,650)	(38,885)	(182.6)	(6,524.9)	(64,306)

Operating income (1)	48,035	160.6	1,697.5	135,293	44,141	237.7	1,892.7	131,869
Operating margin	16.0%	18.2%	8.4%	29.0%	20.3%	20.9%	10.5%	31.1%
Adjusted EBITDA (2)	57,651	203.2	2,776.5	157,978	60,782	280.5	3,047.3	155,286
Adjusted EBITDA margin	19.3%	23.1%	13.7%	33.8%	28.0%	24.6%	17.0%	36.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in December 2021 currency. 2020 figures are also presented in accordance to IAS 29, in December 2021 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2021.

(In local nominal currency of each period, except Argentina (3))

	January-December 2021				January-December 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	307.0	266.4	184.7	70.3	236.3	265.1	166.7	66.4
Transactions (Million)	1,724.5	1,584.3	825.3	396.1	1,104.2	1,579.5	688.7	345.7

Net sales	975,296	3,833.5	65,297.4	1,497,924	644,762	3,757.6	56,684.0	1,351,909
Cost of sales	(630,862)	(2,571.3)	(36,006.6)	(807,404)	(392,720)	(2,417.8)	(30,591.4)	(745,803)
Gross profit	344,434	1,262.2	29,290.8	690,520	252,041	1,339.8	26,092.7	606,106
Gross margin	35.3%	32.9%	44.9%	46.1%	39.1%	35.7%	46.0%	44.8%
Distribution and administrative expenses	(209,202)	(770.8)	(23,170.7)	(303,689)	(160,876)	(753.4)	(21,464.4)	(268,519)

Operating income (1)	135,232	491.3	6,120.1	386,831	91,166	586.4	4,628.3	337,587
Operating margin	13.9%	12.8%	9.4%	25.8%	14.1%	15.6%	8.2%	25.0%
Adjusted EBITDA (2)	173,422	659.0	10,116.6	476,646	141,437	763.2	8,698.8	426,706
Adjusted EBITDA margin	17.8%	17.2%	15.5%	31.8%	21.9%	20.3%	15.3%	31.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in December 2021 currency. 2020 figures are also presented in accordance to IAS 29, in December 2021 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2021	12-31-2020	12-31-2020
Cash + Time deposits + market. Securit.	499,783	449,836	11.1%
Account receivables (net)	274,910	205,897	33.5%
Inventories	191,350	127,973	49.5%
Other current assets	24,943	13,593	83.5%
Total Current Assets	990,986	797,298	24.3%

Property, plant and equipment	1,677,828	1,398,055	20.0%
Depreciation	(961,449)	(792,479)	21.3%
Total Property, Plant, and Equipment	716,379	605,576	18.3%

Investment in related companies	91,489	87,956	4.0%
Goodwill	118,043	98,326	20.1%
Other long term assets	1,029,209	858,908	19.8%
Total Other Assets	1,238,741	1,045,190	18.5%

TOTAL ASSETS	2,946,107	2,448,064	20.3%

			Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	12-31-2021	12-31-2020	12-31-2020
Short term bank liabilities	27	799	-96.7%
Current portion of bonds payable	25,383	18,705	35.7%
Other financial liabilities	22,353	19,063	17.3%
Trade accounts payable and notes payable	383,513	269,988	42.0%
Other liabilities	98,292	69,502	41.4%
Total Current Liabilities	529,567	378,056	40.1%

Long term bank liabilities	4,000	4,000	0.0%
Bonds payable	1,020,662	918,921	11.1%
Other financial liabilities	16,387	66,908	-75.5%
Other long term liabilities	274,077	248,618	10.2%
Total Long Term Liabilities	1,315,126	1,238,448	6.2%

Minority interest	25,270	20,379	24.0%

Stockholders' Equity	1,076,144	811,181	32.7%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,946,107	2,448,064	20.3%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2021	12-31-2020
Chile	57,245	26,488
Brazil	30,882	19,138
Argentina	31,723	16,508
Paraguay	22,102	20,519
Total	141,952	82,653

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, February 22, 2022